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DARIN SMITH

Vice President and

Associate General Counsel

(319) 573-2676

darin.smith@equitable.com

February 23, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Equitable Financial Life Insurance Company of America

Post-Effective Amendment No. 1 on Form S-3 Registration Statement

333-275497

CIK 0000835357

Commissioners:

On behalf of Equitable Financial Life Insurance Company of America (“Equitable America”), we are filing herewith, electronically via EDGAR, Equitable America’s Form S-3 Registration Statement (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), with respect to interests in the Structured Investment Option® (“SIO”) under the Investment Edge® 21.0 contracts offered by Equitable America.

Purpose of the Filing and Filing Fees

The purpose of this filing is to add the exchange offer supplement. This S-3 also includes updated information and changes of a stylistic and clarifying nature to the prospectus.

Request for Selective Review

In reliance upon Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), we hereby request selective review from the Commission and its Staff of the disclosure related to the sole principal difference between the versions of the SIO. Except for the Exchange Offer Supplement, the disclosure set forth in this Post-Effective Registration Statement is substantially similar to the disclosure that has been previously filed with the Commission and commented on by the Staff in relation to the SIO Registration Statement and supplements thereto that the Staff declared effective on November 13, 2023.

The sole principal difference between the new version of the SIO and the current version of the SIO is the addition of the Exchange Offer Supplement. Moreover, the exchange offer supplement is identical to the exchange offer supplement the Staff reviewed last fall except the term “variable investment options” was shortened to “investment options” in one bullet point.

Under these circumstances, we believe a limited staff review is appropriate.

We would like to clear comments by March 15, 2024. Accordingly, we would greatly appreciate the Staff’s effort in providing us with comments by March 1, 2024, or as soon as practicable thereafter. We will then file a Post-Effective Amendment that will address any Staff comments.

Equitable America will also request acceleration of the effectiveness of the Registration Statement pursuant to Rule 461 under the Securities Act.

Please contact the undersigned at (319) 573-2676 if you have any questions or comments.

Very truly yours,

/s/ Darin Smith
Darin Smith

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

8501 IBM DRIVE, SUITE 150, CHARLOTTE, NC 28262-4333